

February 20, 2018

Mail Stop 4720

Koos Timmermans
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands

    Re: **ING Groep N.V.**
          Form 20-F for the Fiscal Year Ended December 31, 2016
          Filed March 16, 2017
          File No. 001-14642

Dear Mr. Timmermans:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Stephanie L. Sullivan

               Stephanie L. Sullivan
               Senior Technical and Policy Advisor
               Office of Financial Services